

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee
P.O. Box 830650
Dallas, Texas 75283-0650

> **Re:** **Hugoton Royalty Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-10476**

Dear Ms. Willis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Producing Acreage, Drilling and Well Counts, page 11

1. In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage concentrations. With a view toward disclosure, please explain the steps you will take to comply with Item 1208.

2.   We note that you have provided information regarding developmental wells drilled. Please distinguish between productive and dry development wells. Please also disclose the number of net productive and dry exploratory wells. See Item 1205 of Regulation S-K. Alternatively, please tell us why this information is not applicable.

Estimated Proved Reserves and Future Net Cash Flows, page 12

3.   We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(b) – (d) of Regulation S-K, or tell us why it is not applicable.

Oil and Natural Gas Production, page 14

4.   Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each of field that contains 15% or more of your total proved reserves. Please provide this information by field, or tell us why it is not applicable.

Results of Operations, page 20

5.   Where two or more factors that contributed to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, you state that the 74% decrease in net profits income from 2008 to 2009 is primarily the result of lower oil and gas prices and decreased oil and gas production. Quantify the amount of change due to lower oil and gas prices as compared to the amount of change due to production.

6.   Under the subsection "Volumes," you indicate that there were natural production declines in each of the applicable periods. Please discuss in greater detail the natural production decline, including the reasons for such decline. Disclose the percentage of change in underlying sales volumes that is attributable to the natural production decline for the periods from 2008 to 2009 and 2007 to 2008.

7.   Please provide greater detail regarding the 88% decrease in development costs from the fourth quarter 2008 to 2009. If this is a trend that may affect future production, please discuss this.

Exhibits

8.   Please provide us with an analysis as to whether you are required to file as exhibits the contracts with customers such as Timberland Gathering & Processing Company, Inc. and Ringwood Gathering Company.

<u>Exhibit 99.1</u>

9.   Please provide a revised third-party report that addresses the following:

- Provide the information, including the statement, required by Item 1202(a)(8)(iv) of Regulation S-K.
- Provide the information required by Item 1202(a)(8)(viii).
- In attachment 1, provide the actual average price used.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Sirimal R. Mukerjee at 202-551-3340 or, in his absence, Anne Nguyen Parker, Branch Chief, at 202-551-3611 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director